                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 7

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PALWEB CORPORATION
                 (Name of small business issuer in its charter)


            DELAWARE                                 75-1984048
----------------------------------        ----------------------------------
 (State or other jurisdiction of                  (I.R.S. Employer
 incorporation or organization)                  Identification No.)


      1607 WEST COMMERCE STREET                   DALLAS, TEXAS 75208
----------------------------------------   ----------------------------------
(Address of principal executive offices)      (City, State, and Zip Code)



                                 (214) 698-8330
                   -----------------------------------------
                           (Issuer's telephone number)



           Securities to be registered under Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered


            NONE                                           NONE
--------------------------------         -------------------------------------

            Securities to be registered under Section 12(g) of the Act:


                          COMMON STOCK, $0.10 PAR VALUE
                -----------------------------------------------
                                (Title of class)

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        This Amendment No. 7 is being filed to amend Part I, Items 1 and 2 of
PalWeb's Form 10-SB.




















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                               PALWEB CORPORATION

                                  FORM 10-SB/A
                                 AMENDMENT NO. 7

                                      INDEX

                                                                                                               Page

PART I
         Item 1.   Description of Business........................................................................4

         Item 2.   Management's Discussion and Analysis or Plan of Operation.....................................19











                                       3

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                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This registration statement on Form 10-SB contains "forward-looking" statements regarding potential future events and developments affecting the business of PalWeb Corporation, a Delaware corporation ("PalWeb"). Such statements relate to, among other things: future operations of PalWeb, the development of distribution channels and product sales and the introduction of new products into the market. Forward-looking statements may be indicated by the words "expects," "estimates," "anticipates," "intends," "predicts," "believes" or other similar expressions. Forward-looking statements appear in a number of places in this Form 10-SB and may address the intent, belief or current expectations of PalWeb and its Board of Directors and management with respect to PalWeb and its business. The forward-looking statements are subject to various risks and uncertainties described in this Form 10-SB. For these reasons, PalWeb's actual results may vary materially from the forward-looking statements.

RISK FACTORS

PALWEB IS A DEVELOPMENT STAGE COMPANY AND MAY NOT ACHIEVE PROFITABILITY.

         PalWeb was incorporated on February 24, 1969. From April 1993 to December 1997, PalWeb was primarily engaged in various businesses, including the business of exploration, production, and development of oil and gas properties in the continental United States and the operation of related service business. In December 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. and its principal business changed to selling plastic pallets and plastic injection molding machines. As of August 28, 2000, PalWeb was using a prototype plastic injection molding machine to produce plastic pallets. PalWeb is still in the process of building a fully operational plastic injection molding machine. PalWeb is in the development stage, it has incurred significant losses from operations and there is no assurance that it will achieve profitability or obtain funds to finance continued operations.

PALWEB HAS LIMITED EXPERIENCE IN MANUFACTURING AND MARKETING.

         PalWeb's business strategy relies primarily on its success in manufacturing and marketing, an area in which PalWeb has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering into industries characterized by intense competition. There can be no assurance that PalWeb will be able to manufacture or market its products or proposed products, maintain or expand its market share or achieve commercial revenues from its products or proposed products

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in the future. In addition, certain aspects of PalWeb's business strategy can only be implemented if PalWeb successfully secures additional capital. Some of the foregoing factors are not within PalWeb's control, and there can be no assurance that PalWeb will be able to implement its business strategy, or that PalWeb's business strategy will result in profitability.

PALWEB'S BUSINESS AND ITS OFFICERS COULD BE ADVERSELY AFFECTED BY AN INVESTIGATION OF PALWEB'S INDIRECT WHOLLY OWNED SUBSIDIARY, PACECO FINANCIAL SERVICES, INC. ("PFS"), BEING CONDUCTED BY THE OKLAHOMA SECURITIES DEPARTMENT.

         After a March 1999 examination of PFS by the Oklahoma Securities Department, the Department proposed that PFS terminate its status as an "investment certificate issuer." As of August 24, 2000, PFS and the Oklahoma Securities Department were negotiating an agreed order that would preclude PFS from making further sales of investment certificates to new or existing holders and would require PFS to repay all holders of investment certificates. If and when this agreed order is finalized, it is possible that PFS would not have sufficient assets to pay the holders of investment certificates that are outstanding unless the PalWeb Common Stock owned by PFS appreciates significantly in value and PFS is able to sell such shares. The liquidation of PFS could have a material adverse affect on the businesses of both PFS and PalWeb. The Oklahoma Securities Department has not proposed to take any enforcement actions, but it is possible it could do so, and such enforcement actions could have a material adverse affect on the businesses of both PFS and PalWeb.

PALWEB'S BUSINESS COULD BE AFFECTED BY CHANGES IN AVAILABILITY OF RAW
MATERIALS.

         PalWeb uses a proprietary mix of raw materials to produce its plastic pallets. Such raw materials are generally readily available and some may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers. The availability of PalWeb's raw materials could change at any time for various reasons. For example, the market demand for PalWeb's raw materials could suddenly increase or the rate at which plastic materials are recycled could decrease, affecting both availability and price. Additionally, the laws and regulations governing the production of plastics and the recycling of plastic containers could change and, as a result, affect the supply of PalWeb's raw materials. Any interruption in the supply of raw materials or components could have a material adverse effect on PalWeb. Furthermore, certain potential alternative suppliers may have pre-existing exclusive relationships with competitors of PalWeb and others that may preclude PalWeb from obtaining its raw materials from such suppliers.

THE MARKET MAY NOT ACCEPT PALWEB'S PRODUCTS.

         Any unexpected developmental, regulatory or manufacturing problems could delay the commercialization of PalWeb's proposed products and may have a material adverse effect on PalWeb and its prospects. In addition, the market acceptance of any of PalWeb's plastic pallets will be substantially dependent on the ability of PalWeb to demonstrate to the business community the capabilities and benefits of PalWeb's plastic pallets as well as to sell commercial

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quantities of the plastic pallets at acceptable prices. There can be no assurance that PalWeb will be able to gain market acceptance for its plastic pallets.

PALWEB MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING NECESSARY TO SUSTAIN AND GROW ITS OPERATIONS.

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. PalWeb has funded its operations to date primarily through equity and debt financings. PalWeb may need additional debt or capital in order to begin generating a sufficient cash flow to sustain operations for the foreseeable future. PalWeb will need to raise substantial additional funds to continue to fund operating expenses or its expansion strategy. There can be no assurance that additional financing will be available, or, if available, that such financing will be on terms favorable to PalWeb. Failure to obtain such additional financing would have a material adverse effect on PalWeb. In addition, PalWeb acquired an indirect wholly owned subsidiary in April of 2000 which issues thrift accounts and savings certificates to investors. As of August 28, 2000, the subsidiary did not have sufficient assets to liquidate investors' thrift accounts and savings certificates.

PALWEB'S BUSINESS COULD BE AFFECTED BY COMPETITION AND RAPID TECHNOLOGICAL
CHANGE.

         PalWeb currently faces competition from many companies that produce wooden pallets at prices that are substantially lower than the prices PalWeb charges for its plastic pallets. It is anticipated that the plastic pallet industry will be subject to intense competition and rapid technological change. PalWeb could potentially face competition from recycling and plastics companies, many of which have substantially greater financial and other resources than PalWeb and, therefore, are able to spend more than PalWeb in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first to make it to market. PalWeb's revenues and profitability could be adversely affected by technological change. Competitors may develop products that render PalWeb's products or proposed products uneconomical or result in products being commercialized that may be superior to PalWeb's products. In addition, alternatives to plastic pallets could be developed, which would have a material adverse effect on PalWeb.

PALWEB MAY NOT BE ABLE TO EFFECTIVELY PROTECT ITS PATENTS AND PROPRIETARY
RIGHTS.

         PalWeb relies on a combination of patents and trade secrets to protect its proprietary technology, rights and know-how. There can be no assurance that such patent rights will not be infringed upon, that PalWeb's trade secrets will not otherwise become known to or independently developed by competitors, that non-disclosure agreements will not be breached, or that PalWeb would have adequate remedies for any such infringement or breach. Litigation may be necessary to enforce proprietary rights of PalWeb or to defend PalWeb against third-party claims of

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infringement. Such litigation could result in substantial cost to, and a diversion of effort by, PalWeb and its management and may have a material adverse effect on PalWeb. PalWeb's success and potential competitive advantage is dependent upon its ability to exploit the technology under these patents. There can be no assurance that PalWeb will be able to exploit the technology covered by these patents or that it will be able to do so exclusively. PalWeb currently has certain patent applications pending. There can be no assurance that patent applications will result in patents being issued, or that, if issued, the patents will afford protection against competitors with similar technology.

         Although PalWeb is not aware of any claim against it for infringement, there can be no assurances that parties will not bring claims against PalWeb for infringement in the future. PalWeb's ability to commercialize its products and proposed products depends, in part, on its ability to avoid claims for infringement brought by other parties. Laws regarding the enforceability of intellectual property vary from jurisdiction to jurisdiction. There can be no assurance that intellectual property issues will be uniformly resolved, or that local laws will provide PalWeb with consistent rights and benefits. In addition, there can be no assurance that competitors will not be issued patents that may prevent the manufacturing or marketing of PalWeb's products or proposed products.

PALWEB'S BUSINESS COULD BE AFFECTED BY NEW LEGISLATION REGARDING
ENVIRONMENTAL MATTERS.

         The business operations of PalWeb and the ownership and operations of real property by PalWeb are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from PalWeb's properties or any associated off-site disposal location, or if contamination from prior activities is discovered at any of PalWeb's properties, PalWeb may be held liable. No assurances can be given that additional environmental issues will not require future expenditures.

         Both the plastics industry, in general, and PalWeb are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although PalWeb believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on PalWeb, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on PalWeb.

PALWEB'S BUSINESS WILL BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS.

         The testing, manufacturing and marketing of PalWeb's products and proposed products involve the inherent risks of product liability claims or similar legal theories against PalWeb,

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some of which may cause PalWeb to incur significant defense costs. Although
PalWeb currently maintains product liability insurance coverage that it believes is adequate, there can be no assurance that the coverage limits of its insurance are adequate or that all such claims will be covered by insurance. In addition, these policies generally must be renewed every year. While PalWeb has been able to obtain product liability insurance in the past, there can be no assurance it will be able to obtain insurance in the future on its products or proposed products. Product liability insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to PalWeb, if at all. A successful product liability claim or other judgment against PalWeb in excess of its insurance coverage could have a material adverse effect upon PalWeb.

PALWEB CURRENTLY DEPENDS ON CERTAIN KEY PERSONNEL.

         PalWeb is dependent on the experience, abilities and continued services of its current management personnel. In particular, Mr. Kruger, its Chairman of the Board and President, has played a significant role in the development and management of PalWeb. The loss or reduction of services of Mr. Kruger or any other key employee could have a material adverse effect on PalWeb. There is no assurance that additional managerial assistance will not be required.

         PalWeb's future success depends in part upon its ability to attract and retain highly qualified personnel. On July 13, 2000, Ron Hale, the former Vice President (Engineering), Secretary and Treasurer of PalWeb and the former President of PalWeb's wholly owned subsidiary, Plastic Pallet Production, Inc., resigned from all of his positions within PalWeb and Plastic Pallet Production, Inc. PalWeb's future success depends in part on its ability to attract and retain an individual with engineering and managerial expertise similar to Mr. Hale's expertise. PalWeb faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than PalWeb. There can be no assurance that PalWeb will be able to attract and retain the necessary personnel on acceptable terms or at all.

PALWEB'S STOCK TRADES IN A LIMITED PUBLIC MARKET, IS SUBJECT TO PRICE VOLATILITY AND THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET WILL BE SUSTAINED.

         There has been a limited public trading market for PalWeb's Common Stock and there can be no assurance that an active trading market will be sustained. There can be no assurance that the Common Stock will trade at or above any particular price in the public market, if at all. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or even mild expressions of interest on a given day. Accordingly, the Common Stock should be expected to experience substantial price changes in short periods of time. Even if PalWeb is performing according to its plan and there is no legitimate company-specific financial basis for this volatility, it must still be expected that substantial percentage price swings will occur in PalWeb's securities for the foreseeable future.

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CERTAIN RESTRICTED SHARES OF PALWEB WILL BE ELIGIBLE FOR SALE IN THE FUTURE
AND COULD AFFECT THE PREVAILING MARKET PRICE OF PALWEB'S COMMON STOCK.

         Certain of the outstanding shares of Common Stock are "restricted securities" under Rule 144 of the Securities Act, and (except for shares purchased by "affiliates" of PalWeb as such term is defined in Rule 144) would be eligible for sale as the applicable holding periods expire. In the future, these shares may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption, including pursuant to Rule 144. Under Rule 144, a person who has owned Common Stock for at least one year may, under certain circumstances, sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. In addition, a person who is not deemed to have been an affiliate of PalWeb at any time during the three months preceding a sale, and who has beneficially owned the restricted securities for the last two years is entitled to sell all such shares without regard to the volume limitations, current public information requirements, manner of sale provisions and notice requirements. Sales or the expectation of sales of a substantial number of shares of Common Stock in the public market by selling stockholders could adversely affect the prevailing market price of the Common Stock, possibly having a depressive effect on any trading market for the Common Stock, and may impair PalWeb's ability to raise capital at that time through additional sale of its equity securities.

PALWEB DOES NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS IN THE FORESEEABLE
FUTURE.

         PalWeb has not declared or paid any dividends on its Common Stock. PalWeb currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

PALWEB'S COMMON STOCK MAY BE SUBJECT TO SECONDARY TRADING RESTRICTIONS RELATED TO PENNY STOCKS.

         Certain transactions involving the purchase or sale of Common Stock of PalWeb may be affected by a Securities and Exchange Commission rule for "penny stocks" that imposes additional sales practice burdens and requirements upon broker-dealers that purchase or sell such securities. For transactions covered by this penny stock rule, broker-dealers must make certain disclosures to purchasers prior to the purchase or sale. Consequently, the penny stock rule may impede the ability of broker-dealers to purchase or sell PalWeb's securities for their customers and the ability of persons now owning or subsequently acquiring PalWeb's securities to resell such securities.

THE RESULTS OF PENDING LITIGATION AGAINST PALWEB MAY HAVE AN ADVERSE AFFECT ON ITS FINANCIAL CONDITION OR BUSINESS PROSPECTS.

         PalWeb is a party to various pending legal proceedings that involve claims or potential claims against PalWeb and if resolved unfavorably to PalWeb could have an adverse affect on

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PalWeb's financial condition or other effects on PalWeb. There is no assurance these proceedings will be resolved favorably.

HISTORY

         PalWeb Corporation is a Delaware corporation that was incorporated on February 24, 1969 under the name Permaspray Manufacturing Corporation. It changed its name to Browning Enterprises Inc. in April of 1982, to Cabec Energy Corp. in June of 1993 and became PalWeb Corporation in April of 1999.

         From April 1993 to December 1997 PalWeb was engaged in various businesses, including the business of exploration, production and development of oil and gas properties in the continental United States and the operation of related service businesses. In December 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. or "PPP," a Texas corporation, in exchange for a majority of the issued and outstanding stock of PalWeb. Pursuant to the terms of the reverse acquisition contract, all of the assets, contract rights and liabilities of PalWeb that related in any way to the oil and gas business were transferred to The Union Group, Inc., a Nevada corporation (the "Union Group"). In November 1998, PalWeb distributed all of the issued and outstanding stock of the Union Group to its stockholders (other than the former shareholders of Plastic Pallet Production, Inc.).

         Since the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., PalWeb's primary business is (i) manufacturing and selling plastic pallets, and (ii) the custom design, manufacture and sale of large plastic injection molding machines and systems. PalWeb is currently a development stage company. As of June 30, 2000, PalWeb has not sold any plastic injection molding machines and sales of plastic pallets have been limited.

         Michael John served as Chairman of the Board and President of PPP prior to its acquisition by PalWeb in December 1997 and continued to serve as Chairman and President of PalWeb thereafter. In October 1998, PPP entered into an agreement for sale of a plastic injection molding machine with Pace Plastic Pallets, Inc. ("Pace") that was intended to provide for the sale of specified machinery to Pace to permit Pace to manufacture pallets for sale to PPP for further distribution by PPP under patent licenses granted by PPP to Pace. In exchange for Pace's agreement to purchase the machinery and make an earnest money deposit of $300,000, 10 million shares of PalWeb were transferred by Michael John to Pace. At the time of this transaction, Pace was principally owned by Paul Kruger; however, neither Paul Kruger nor any of his related entities, including Pace, were affiliated with or related to PalWeb or any of its subsidiaries. The terms of this transaction were entered into on an arm's length negotiated basis.

         PPP encountered difficulties in connection with the manufacturing of the machinery required by this agreement due to the absence of available funding and other reasons. As a result, in January 1999, PalWeb and PPP entered into a consulting agreement with Paceco Financial Services, Inc. ("PFS"), an entity owned by Mr. Kruger, in which PFS provided $189,000 in cash to PalWeb and agreed to provide comprehensive management assistance to PPP in exchange for the issuance of 41 million shares of PalWeb Common Stock. PalWeb recorded

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an expense of $4.1 million in connection with this transaction, which was equal to the estimated fair value of the shares issued at that time. At the time of this transaction, Mr. Kruger was not affiliated with PalWeb. This was an arm's length negotiated transaction entered into between PFS and the former management of PalWeb and PPP. This transaction was negotiated at a time when PalWeb was in serious financial difficulty. The services performed included strategic planning, marketing, general consulting and management services, including recovery of shares issued to other parties in transactions potentially detrimental to PalWeb. The number of shares issued in this transaction is roughly equal to the number of shares owned by Wolfgang Ullrich and Rosarin Chaisayan, which were recovered by PalWeb under Mr. Kruger's supervision as described below.

         On July 9, 1999, Paul Kruger became Chairman of PalWeb and Michael John resigned as Chairman and as an executive officer. Subsequent to that date, Mr. Kruger has been actively involved in the day to day management of PalWeb and PPP in order to further its business plan. Also subsequent to that date through August 28, 2000, Mr. Kruger or his affiliated entities have provided in excess of $1,500,000 in funding for the operation of PalWeb in the form of $1,187,479 in cash advances and $350,021 in consulting services and have been issued an additional 15,375,000 shares of Common Stock.

         On June 1, 2000, an affiliate of Paul Kruger provided PalWeb a $400,000 line of credit payable on December 1, 2000 with interest at 18%. The loan is secured by assets of PPP with a net book value of $727,288 as of May 31, 2000, including all items of inventory, equipment, patents and the Vimonta stock. The funds were used to satisfy existing obligations and to provide short term operating capital until such time as PalWeb could refinance. Due to its development stage status, PalWeb's attemps for bank financing have all been contingent on personal guarantees from its president, Mr. Kruger. Accordingly, Mr. Kruger has elected to provide financing direct from his affiliated entities and has requested and received security equivalent to that which a bank would require. It is Mr. Kruger's intention to eventually retire any loans from his affiliates with the proceeds from future bank financing once PalWeb can qualify on its own merit. As of June 29, 2000, PalWeb had $65,000 of the proceeds from the loan remaining.

         Subsequent to becoming more active in management, Mr. Kruger discovered various transactions and agreements that had been entered into by prior management that were detrimental to PalWeb. One of these involved the issuance of 41,443,308 shares of PalWeb Common Stock to Wolfgang Ullrich and Rosarin Chaisayan in January 1998 for consideration that was never received. In January 1999, PalWeb initiated an action against these parties in the District Court of Dallas County, Texas, seeking a judgment for monetary damages and cancellation of the shares issued to them. On September 16, 1999, PalWeb was granted a default judgment awarding damages in the amount of $20 million and ordering the return and cancellation of the stock certificates for the 41,443,308 shares issued as well as awarding attorney's fees. Such shares have been canceled on PalWeb's books.

         In another action in the District Court of Dallas County, Texas, PalWeb and PPP obtained a default judgment against affiliated entities of Wolfgang Ullrich named Chartex AG and New

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Inter HKB, AG ("NIH") on March 17, 2000. Chartex AG was issued 6 million shares of Common Stock in PalWeb as additional consideration for an alleged $1.35 million loan made to PPP by Chartex. In addition, PPP had an obligation of $1.6 million to NIH and had issued 7,413,384 shares to NIH in PalWeb. As a result of the relationship between Ullrich and Chartex AG and NIH, the Court ordered that PPP could offset $1.6 million owed to NIH against the $20 million judgment against Ullrich and also ordered that defendants Chartex AG and NIH return to PalWeb a total of 13,413,384 shares of PalWeb Common Stock and ordered that PPP's liability to Chartex in the amount of $1.35 million secured by a mortgage be canceled. These shares have been reflected as canceled on the Company's records as of March 31, 2000. PalWeb does not expect that any of the money damages will be recovered.

         Another transaction that prior management entered into that could be detrimental to PalWeb involves Vimonta AG, a Swiss based company ("Vimonta"). PalWeb and PPP have commenced litigation against Vimonta to determine the rights of the parties. For information regarding Vimonta, please see Part II,
Item 2, Legal Proceedings of PalWeb's Form 10-SB/A, Amendment No. 6, filed on September 7, 2000. The current management of PalWeb is reviewing and will continue to review other past transactions involving PalWeb to determine if any corrective actions need to be taken for the benefit of PalWeb's shareholders. Michael John, the former President of PalWeb, has instituted two lawsuits against PalWeb making claims for damages. PalWeb has asserted counterclaims for breach of fiduciary duty and mismanagement. See Part II,
Item 2, Legal Proceedings of PalWeb's Form 10-SB/A, Amendment No. 6, filed on September 7, 2000.

ACQUISITION OF PACECO FINANCIAL

         On April 3, 2000, PalWeb acquired Paceco Financial Services, Inc. ("PFS") by means of a merger of PFS's parent company, Pace Holding, Inc., into a wholly owned subsidiary of PalWeb, PP Financial, Inc. In the acquisition, PalWeb issued 50 million shares of its Common Stock in exchange for all the outstanding stock of Pace Holding, Inc. and PFS became an indirect wholly owned subsidiary of PalWeb. All of the outstanding stock of Pace Holding, Inc. was owned by Paul Kruger, the Chairman and Chief Executive Officer of PalWeb. Mr. Kruger acquired Pace Holding, Inc. for $81,250 in cash. Mr. Kruger subsequently contributed approximately $150,000 in cash and $150,000 in preferred stock of PFS to Pace Holding, Inc. PFS, in addition to its other assets, owned 43.5 million shares of PalWeb Common Stock, which by virtue of the acquisition, are treated as treasury stock on PalWeb's records and, accordingly, the acquisition resulted in the issuance of an additional
6.5 million shares of PalWeb Common Stock.

         The 50 million shares of PalWeb's Common Stock that PalWeb exchanged for all of the outstanding stock of Pace Holding, Inc. was authorized and approved by unaffiliated directors of PalWeb, Mark Kidd and Lyle Miller. The
6.5 million incremental shares of PalWeb's Common Stock that were issued in the acquisition of Pace Holding, Inc. represented the value attributable to PFS's business, other than the ownership of PalWeb Common Stock. The 6.5 million incremental shares reflected the subjective business judgement of the parties relating to the value of PFS in excess of the 43.5 million shares of PalWeb acquired in the transaction. There was no fairness opinion obtained and the number of incremental shares issued was not based on any objective or precise valuation criteria.

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         PFS has been in business since 1952 and is engaged in the business of making consumer and small business loans primarily in Oklahoma and is regulated as an "investment certificate issuer" by the Oklahoma Securities Department. For its last fiscal year ended September 30, 1999, Pace Holding, Inc. had revenues of $790,000, net loss of $2,300,000 and total assets and stockholder's deficiency of $7,000,000 and $1,700,000, respectively. For the six months ended March 31, 2000, Pace Holding, Inc. had revenues of $370,000, net loss of $800,000 and at such date had total assets of $5,500,000 and stockholder's deficiency of $2,400,000.

         In connection with an examination of Paceco Financial Services in March 1999, the Oklahoma Department of Securities determined that certain of PFS's activities, including the ownership of real estate and the ownership of equity securities, did not comply with the provisions of the Oklahoma Securities Act relating to the permissible activities of investment certificate issuers. As a result of such determination, PFS ceased making any new investments not permissible to investment certificate issuers. Since that time PFS and the Oklahoma Securities Department have been negotiating an agreed order for the ultimate liquidation of the impermissible assets and repayment of the investment certificates. PFS's ability to fund repayment of investment certificates is substantially dependent on PFS's ability to sell or otherwise receive funding related to its PalWeb stock. If this cannot be achieved, PFS would likely not have sufficient assets to pay the holders of the investment certificates. At March 31, 2000, PFS had $6,700,000 in investment certificates outstanding.

         If PFS and PalWeb are unsuccessful in negotiating an agreement with the Oklahoma Securities Department, the Department may take enforcement actions against PFS that could have a material adverse effect on PFS and PalWeb.

         In addition to the general authority available to the Administrator of the Oklahoma Securities Department to issue cease and desist orders, place limitations on activities or functions and seek civil monetary remedies, both in an administrative forum or in Oklahoma District Court, the Oklahoma Securities Administrator has the additional authority with respect to investment certificate issuers to (i) remove officers, directors or employees found to be dishonest, reckless, unfit to participate in the conduct of the affairs of the institution or practicing continuing disregard or violation of laws, rules, regulations or orders which are likely to cause substantial loss to the company or likely to seriously weaken the condition of the company; (ii) assess the shareholders of an investment certificate issuer for cash to remedy an impairment of capital and if such assessment is not paid within ninety (90) days, cause the shares of the defaulting stockholders to be sold at public auction for a price not less than the amount of the assessment; or (iii) apply for the appointment of a conservator or liquidator. As of August 25, 2000, the Oklahoma Securities Department had not indicated to PFS an intention to pursue enforcement remedies, but such enforcement actions could occur in the future.

CURRENT BUSINESS

         PalWeb's principal subsidiary, Plastic Pallet Production, Inc. or "PPP", is the entity through which PalWeb conducts its business of selling plastic pallets and plastic injection molding machines. PPP holds several patents for the original design of various types of plastic pallets, and has received notice that a patent relating to the original design of a materials handling plastic pallet will be granted on August 29, 2000 under U.S. Patent No. 6,109,190.

         PalWeb's plastic pallets are much more durable and sanitary than traditional wood pallets. At PalWeb's request, its new plastic pallet design has been subjected to standard industry tests known as ASTM (American Society for Testing and Materials) Standard D 1185-98a (a strength test) and D 4728-91 (a vibration test), which were conducted by Container Technologies Laboratory, Inc. ("Container Technologies"), Lenexa, Kansas, a nationally recognized independent testing facility. Container Technologies is certified as a Performance Oriented Packaging (POP) Laboratory by the U.S. Department of Transportation. Container Technologies is also an International Safe Transit Association (ISTA) Qualified Test Laboratory and a National Motor Freight Classification (NMFC) Association Certified Laboratory. Container Technologies certified PalWeb's plastic pallet as having passed the above referenced tests. The testing procedures found the pallet to be stronger and more versatile than the typical hardwood pallet.

         PPP has fabricated an operational prototype plastic injection molding system. PPP is continually modifying and improving its equipment. PPP began utilizing the prototype equipment by running a 10 hour shift 4 days per week. As of June 1, 2000, PPP has sold 440 pallets and has 278 rackable and 329 floor (non-rackable) pallets in inventory. As of August 24, 2000, PPP is in the process of increasing production by adding a second shift. Two shifts utilizing the current equipment 5 days per week can produce approximately 1232 rackable and 196 floor pallets per month. With the addition of the third shift and the planned modifications to its machinery, as described in Part I,
Item 2, Management's Discussion and Analysis or Plan of Operation, PPP anticipates that production will increase to approximately 4,000 pallets per month. PPP expects to reach this production level if and when PalWeb secures the funds that are necessary to make the adjustments to the machinery. 4,000 pallets per month is the maximum capacity of PPP's research/prototype plastic injection molding system.

         PalWeb is currently exploring methods to raise funds through various means including, but not limited to, the private placement of equity securities, private loans, commercial loans or technology licensing arrangements. Any loans to PalWeb will likely be required to be secured and guaranteed by Paul Kruger. PalWeb is dependent upon Mr. Kruger to provide and/or secure additional debt financing. Mr Kruger has no obligation to provide additional debt financing to PalWeb or secure such financing on PalWeb's behalf and there is no assurance that Mr. Kruger will do so. PalWeb plans to use future funding to fabricate a plastic injection molding system comprised of multiple plastic injection molding machines with integrated material feed lines. If successful, the addition of these machines will permit PalWeb to expand its production of pallets. Should PalWeb successfully increase its production levels, it will need to employ additional production and supervisory employees, as described in this section. See Part I, Item 2, Plan of Operations and Liquidity for additional information.

         In the past two years, approximately $2 million has been spent on the development of PalWeb's business by designing plastic pallets and building prototypes of the plastic injection molding machines that will be manufactured by PalWeb for its own use in manufacturing plastic pallets and for resale to industrial users of plastic injection molding systems.

         Carving a niche in an industry as competitive as the pallet business will require more than just capital and equipment. PalWeb's future success will depend in large part on the strategic planning of its management. PalWeb has received very strong indications of interest from a number of extremely large users of pallets now that the material handling pallet has been successfully tested under applicable industry standards. This has substantially increased the level of interest and has greatly increased the viability of PalWeb's pallet being a large volume seller. However, there is no assurance that PalWeb or PPP will be successful in marketing the pallets commercially.

         The principal raw materials used in manufacturing PalWeb's plastic pallets are in abundant supply, and some of these materials may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers and the supply is readily available.

PALLET INDUSTRY

         According to the U.S. Forest Service, as printed in the National
Wooden Pallet and Container Association publication, approximately 400 million new wood pallets are purchased in the United States each year, and some research sources estimate that even more than 400 million new pallets are purchased each year. At an overall average selling price of $9/pallet, the pallet manufacturing and sales business is approximately a $4 billion industry. It is estimated that the United States wood pallet industry is served by approximately 3,600 companies, most of which are small, privately held firms that operate in only one location. The industry is generally comprised of companies that manufacture new pallets or repair and recycle pallets. New pallet manufacturing generates about 60%-65% of the industry's revenues. The U.S. Forest Service estimates that approximately 1.9 billion wood pallets are in circulation in the United States today and that roughly 400 million of the wood pallets currently in circulation were newly manufactured. On an annual basis, approximately 175 million wood pallets are recycled through a process of retrieval, repair, re-manufacturing and secondary marketing, approximately 225 million are sent to landfills, and approximately 100 million are burned, lost, abandoned or leave the country.

         The pallet industry has experienced significant change and growth during the past several years. These changes are partly due to the focus of large and small businesses on improving the logistical efficiency of their manufacturing and distribution systems, including the use of just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. The June 1996 issue of Modern Material Handling states that product damage resulting from faulty wood pallets is between $1 - $2 billion annually. This damage is caused by pallets breaking under load, splinters and nails from the pallets, worker injury and other causes. In addition, environmental concerns (plastic is recyclable) and product sanitation concerns (plastic pallets can be sanitized, wood pallets cannot) have created a strong potential demand for cost-effective plastic pallets.

         Pallets are used in virtually all United States industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retailing and steel and metals industries. Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

         Pallets come in a wide range of shapes and sizes. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40 inch by 48 inch pallet and this has become the standard pallet size in most industries in the United States. Some industries, however, have developed specialized pallet sizes. PalWeb's pallet is 40 inches by 48 inches in size.

         Block edge, rackable pallets are heavy duty pallets with 9 blocks between the pallet decks, to allow true four-way entry by forklifts, pallet trucks and pallet jacks. Block edge, rackable pallets are often used to transport goods from manufacturers to distribution centers.

         Nestable pallets have "feet" on them so that they can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

         Until very recently, plastic pallets had not penetrated the market significantly, due in part to their cost. Heavy duty plastic pallets cost $46-$100, heavy duty wood pallets typically cost approximately $26, and less sturdy wood pallets typically cost $8-$11. As stated in an article in the July 1996 issue of Material Handling Engineering, wood pallets have an estimated useful life of 7-10 trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy duty plastic pallets, as currently manufactured, have a useful life of 60 or more trips, on average.

         The trend that appears to be emerging is a switch from wood to plastic, with the only limiting factor being price. Therefore, PalWeb will target both wood and plastic pallet users during its market introduction phase.

         PalWeb intends to stay on the "cutting edge" of the market by constantly conducting research on pallet design, plastic injection molding system design and the materials used to make the plastic pallets.

EMPLOYEES

         PalWeb through PPP leases six full time employees from Accord Human Resources, Inc., an independent employee leasing company. PalWeb decided to lease its employees because, considering the small number of employees currently required by PalWeb's level of operations, it is more cost effective than hiring its own employees. PalWeb's management has determined that leasing the present number of employees saves approximately $1,500 per month. The cost of leasing the employees from Accord Human Resources, Inc., over and above the actual cost of payroll, is approximately 2.0% of payroll, which is approximately $500 per month. If PalWeb decided to hire its own employees, it would also need to hire a full-time human resource employee, which would cost approximately $2,000 per month. After management made this determination, PalWeb's former President, Michael John, negotiated the Employee Lease Agreement with Accord Human Resources, Inc. and executed such agreement on behalf of PPP.

         If PalWeb increases production levels to 4,000 pallets per month, it will need to employ a total of eleven to thirteen production employees and three to four supervisory/staff employees. Should PalWeb successfully increase its production levels to 50,000 pallets per month, it will need to employ a total of twenty to thirty production employees and five to seven supervisory/staff employees. If PalWeb successfully increases its production levels to 100,000 pallets per month, it will need to employ a total of thirty-five to forty production employees and ten to fifteen supervisory/staff employees.

MARKETING

         PPP plans to distribute its pallets and its plastic injection molding systems through a combination of a network of independent contractor distributors and sales by PalWeb officers and employees. PalWeb believes that PPP's patents on its plastic pallet designs and its plastic injection molding machines, along with appropriate pricing of its products, should give PalWeb a sales advantage with respect to its competition. PalWeb hopes to gain product acceptance by marketing the concept that the widespread use of plastic pallets could greatly reduce the destruction of trees on a worldwide basis.

PATENTS

         PPP currently holds the following patents:

         1. Interlocking Modular Pallet Application and Method of Construction Application No. 08/779,372 Filing Date:
                  November 26, 1996 U.S. Patent No. 5,860,369 issued on January 19, 1999 Expiration Date: January 18, 2016


         2.       Modular Pallet with Interlocking Apparatus
                  Application No. 08/795,856
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,887,529 issued on March 30, 1999 Expiration Date: March 29, 2016

         3. Vertical Interlocking Modular Pallet Application and Method of Construction Application No. 08/796,571

                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,809,905 issued on September 22, 1998 Expiration Date: September 21, 2015

         4.       Modular Pallet System
                  Application No. 08/735,802
                  Filing Date: September 21, 1996
                  U.S. Patent No. 5,791,261 issued on August 11, 1998 Expiration Date: August 10, 2015

         PPP is in the final stages of securing a patent on its new materials handling pallet. The application for the patent on this materials handling pallet was filed on October 19, 1999 under application No. 09/421,766 and was allowed in April 2000. PPP was notified that the patent was granted on August 29, 2000 under U.S. Patent No. 6,109,190.

         PPP also has a patent pending on a new concept in the construction of functional, operational plastic injection molding machines. These machines are approximately 20% to 30% of the length of a traditional style plastic injection molding machine, use approximately one-third of the electricity used by a traditional style machine, use approximately 10% of the oil (circulated) used by a traditional style machine, and can be profitably sold to the end user at a cost that is substantially less than the cost of a traditional style machine. However, it must be noted that there is no assurance that PalWeb will be able to sell any of the newly designed plastic injection molding machines. Under United States patent law, patents that are approved are valid for 17 years from the date of issuance unless they are amended and extended.

         PPP's pallets and plastic injection molding machines have a broad spectrum of possible applications. As a result, it is not foreseen that sales will be dependent on one or a few major customers.

SUBSIDIARIES

         PalWeb has six wholly owned subsidiaries and one indirect wholly owned subsidiary. All of the subsidiaries, except PPP and PP Financial, Inc., currently are inactive and have no employees. The inactive subsidiaries were formed as part of the business planning process so they would be in existence at the time that they become needed. A list of PalWeb's subsidiaries is set forth below:

                           Plastic Pallet Production, Inc., a Texas corporation;

                           Plastic Pallet Support Equipment, Inc., a Texas corporation;

                           Modular Plastic Pallets, Inc., a Texas corporation;

                           PP Financial, Inc., a Texas corporation;


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


                           Paceco Financial Services, Inc., a wholly owned subsidiary of PP Financial, Inc.;

                           PP Transport, Inc., a Texas corporation; and

                           PP Systrans, Inc., a Texas corporation.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATIONS AND LIQUIDITY

         In November 1998, PalWeb transferred all of its energy services related assets, contract rights and liabilities to the Union Group. Shortly following this transfer, all of the issued and outstanding stock of the Union Group was distributed to the stockholders of PalWeb (other than the former shareholders of PPP) as a dividend. As a result, PalWeb is essentially in the position of being a start-up business by and through its wholly owned subsidiary, PPP. As stated above, PPP is engaged in the design, development and marketing of a new style of plastic pallet that will compete with traditional wood pallets, and the design, development and marketing of a new style of plastic injection molding machine that is smaller and more efficient than a traditional style of plastic injection molding machine.

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. In addition, PalWeb has acquired an indirect wholly owned subsidiary in April of 2000 which issues thrift accounts and savings certificates to investors. As of August 28, 2000, the subsidiary did not have sufficient assets to liquidate investors' thrift accounts and savings certificates. During the period from January 1999 to December 1999, the cash needed by PalWeb to fund its operations came from cash advances from Paul A. Kruger and entities affiliated with him, totaling $882,479, and $300,000 received by PPP as a down payment on the sale of a plastic injection molding system to Pace Plastic Pallets, Inc., an Oklahoma corporation ("Pace").

         The total sale price under the terms of the contract between PPP and Pace was $3,408,000. Subsequent to entering into this contract, Pace was dissolved and all of its assets were assigned to Hildalgo Trading Co., L.C., a Florida limited liability company ("Hildalgo"), which is 100% owned by Paul
A. Kruger. The agreement for the sale of the plastic injection molding system to Pace by PPP was entered into in October 1998. At such time, neither Paul Kruger nor any of his related entities, including Pace, were affiliated with or related to PalWeb or any of its subsidiaries. However, in April 1999, Mr. Kruger, through several of his closely held entities, acquired a significant ownership position in PalWeb's Common Stock, which caused him to then be classified as a related party with respect to PalWeb. Mr. Kruger became the Chairman of the Board of PalWeb on July 9, 1999 and became President on January 22, 2000. The value of the plastic injection molding system was determined through negotiations between the former President of PalWeb and the management of Pace and the terms of this transaction were entered into on an arm's length negotiated basis. No gain has been recognized on the sale of equipment to Pace as the sale has never been consummated due to the fact that PalWeb has not yet begun commercially producing plastic injection molding systems. In January 2000, PalWeb issued 3,000,000 shares to Hildalgo in exchange for Hildalgo's cancellation of the $300,000 of indebtedness related to the down payment on the sale of the plastic injection molding system and the contract between PalWeb and Hildalgo was canceled.

         On December 1, 1999, PalWeb obtained a $500,000 line of credit loan for its operations from Ralph Curton, Jr., an individual that is not an officer or director of PalWeb or otherwise related to PalWeb, but who does own 2.2% of the issued and outstanding shares of Common Stock of PalWeb. In exchange for the $500,000 line of credit loan, PalWeb issued Mr. Curton a convertible debenture that grants Mr. Curton the right, on or after June 1, 2000, to convert the principal of the convertible debenture into fully paid and non-assessable shares of PalWeb's Common Stock at the rate of one share for each $0.10 of the principal amount that is then due and owing by PalWeb to Mr. Curton at the time of such conversion. The loan interest rate is 8.5% per annum and the maturity date is December 1, 2001. Funds from the credit line were available at the rate of $100,000 per month beginning December 1999. As of August 25, 2000, $47,500 of available credit remained on the line of credit loan but as a result of an alleged default by Mr. Curton, it is unlikely that these funds will be advanced. See Part II, Item 2, Legal Proceedings of PalWeb's Form 10-SB/A, Amendment No. 6, filed on September 7, 2000.

         On June 1, 2000, an affiliate of Paul Kruger provided a $400,000 line of credit to PalWeb payable on December 1, 2000 with interest at 18%. The loan is secured by assets of PPP with a net book value of $727,288 as of May 31, 2000, including all items of inventory, equipment, patents and the Vimonta stock. The funds were used to satisfy existing obligations and to provide short term operating capital until such time as PalWeb could refinance. Due to its development stage status, PalWeb's attemps for bank financing have all been contingent on personal guarantees from its president, Mr. Kruger. Accordingly, Mr. Kruger has elected to provide financing direct from his affiliated entities and has requested and received security equivalent to that which a bank would require. It is Mr. Kruger's intention to eventually retire any loans from his affiliates with the proceeds from future bank financing once PalWeb can qualify on its own merit. As of June 29, 2000, PalWeb had $65,000 of the proceeds from the loan remaining.

         The molds needed for PalWeb to manufacture plastic pallets were completed in October 1999 and necessary fine-tuning modifications to the molds were completed in late December 1999. PalWeb plans to continue to review the performance of the prototype equipment and make any improvements that are possible and economical. PalWeb expects that approximately $100,000 of capital expenditures will be required to complete the installation of a hot runner system and adjust the hydraulic system on its prototype plastic pallet injection molding machine. These adjustments will enable the prototype plastic pallet injection molding machine to operate at a production capacity of approximately 4,000 pallets per month. 4,000 pallets per month is the maximum production capacity of prototype equipment. Once this level is achieved, it is believed that sales of products will generate sufficient cash flow to sustain current operations. In the meantime, PalWeb will need to secure funds for the adjustments to the machinery and operations.

         If PalWeb secures the funding for the adjustments to the machinery, it expects to begin producing approximately 4000 pallets per month by the end of October. The Company anticipates that funds required for the adjustments to the machinery and operations until such adjustments are made will be provided by loans from Paul Kruger or financial institutions. PalWeb is in preliminary negotiations with a bank to secure a loan of approximately $500,000 to $900,000. If PalWeb is successful in securing a loan, a portion of the loan will be used to pay $335,000 that PalWeb owes Paul Kruger. A bank will likely require that any loans to PalWeb be guaranteed by Paul Kruger. PalWeb is dependent upon Mr. Kruger to provide and/or secure additional debt financing and there is no assurance that Mr. Kruger will do so. Accordingly, there is no assurance that funding will be available. If the Company fails to secure the funding necessary to complete the installation of a hot runner system and adjust the hydraulic system on its prototype plastic pallet injection molding machine, PalWeb may have to suspend or terminate its operations and/or consider bankruptcy.

         PalWeb owns 100% of the outstanding common stock of PP Financial, Inc. which in April of 2000 acquired 100% of the outstanding common stock of Pace Holding, Inc. and its wholly owned subsidiary, Paceco Financial Services ("PFS"). The acquisition was accounted for as a purchase of an entity under common control and the net assets of Pace Holding, Inc. have been recorded at cost as of the date of acquisition. PFS is a regulated "investment certificate issuer" under the Oklahoma Securities Act, headquartered in Duncan, Oklahoma. Its activities consist of the sale of investment certificates and making of loans and other investments. For its fiscal year ended September 30, 1999, Pace Holding had revenues of $790,000, net loss of $2,300,000, total assets of $7,000,000, total liabilities of $8,600,000 including, $6,900,000 in investment certificates outstanding, and stockholder's deficiency of $1,700,000. For the six months ended March 31, 2000, PFS had revenues of $370,000, net loss of $800,000, total assets of $5,500,000, total liabilities of $8,000,000, including, $6,700,000 in investment certificates outstanding, and stockholder's deficiency of $2,400,000.

         The purpose of the acquisition was to acquire an entity that might be used as a vehicle to offer financing to buyers of PalWeb's plastic pallets and injection molding equipment. However, the ability of PFS to do so is dependent upon it resolving certain pending issues with the Oklahoma Securities Department with respect to continued sale of investment certificates as more fully described in Part I, Item 1, Description of Business.

         PalWeb has not entered into any conditions, commitments or requirements with the Oklahoma Securities Department that would require it to fund or otherwise be financially responsible for the liabilities of PFS. PFS's ability to fund repayment of investment certificates is substantially dependent on PFS's ability to sell or otherwise receive funding relating to approximately 40,000,000 shares of PalWeb common stock owned by PFS. PalWeb estimates that such stock must be sold for a value of at least $0.12 per share in order for PFS to have sufficient funds to pay the holders of the outstanding investment certificates. PFS has been and expects to continue to be operated independently of PalWeb and PalWeb is not currently contractually or otherwise liable to provide funding to PFS for purposes of funding the repayment of investment certificates. However, if PFS is unable to make payment to investment certificate holders as such investment certificates mature, it is possible that holders of investment certificates may assert claims against PalWeb that it is liable for the liabilities of PFS under legal theories relating to piercing the corporate veil or otherwise. In such event, PalWeb might incur additional costs to contest such claims and could ultimately be found to be liable. The effect of any such claims being made against PalWeb could also have an adverse effect on the value of PalWeb's common stock and make it even more difficult for PFS to fund the repayment of its investment certificate liability from liquidation of the PalWeb common stock owned by it. Accordingly, PalWeb may be adversely affected if PFS is unable to meet its obligations as they mature.

         PalWeb is a party to various pending legal proceedings that involve claims or potential claims against PalWeb and if resolved unfavorably to PalWeb could have an adverse affect on PalWeb's financial condition or other effects on PalWeb. There is no assurance these proceedings will be resolved favorably. See Part II, Item 2, Legal Proceedings of PalWeb's Form 10-SB/A, Amendment No. 6, filed on September 7, 2000.

RESULTS OF OPERATIONS

GENERAL

         Sales reflected for all periods presented prior to November 1999 are occasional sales of prototype plastic pallets of a design that did not meet development standards. Sales after November 1999 represent initial sales of PalWeb's tested product. However, as June 15, 2000, PalWeb has not commenced commercial production of plastic pallets. PalWeb has for the most part completed the development of its plastic pallet that will compete with wood pallets. PalWeb is in the final stages of development of its injection molding system to produce its plastic pallets. PalWeb is seeking both short-term financing to meet its working capital needs and long-term financing to acquire the equipment needed to produce plastic pallets on a large-scale commercial basis.

         The basic development of PalWeb's prototype plastic injection molding system is complete and it is fully functional as of April 30, 2000. However, the injection molding system's full capacity of 4,000 pallets per month will not be reached until the hot runner system is installed and tested. Management anticipates that continued engineering updates and refinements of all plastic injection molding systems will be necessary to maintain high efficiency levels and plans for this to be an ongoing process.

         PalWeb has from time to time engaged the services of professionals to perform various services through the issuance of both Common and Preferred Stock (see Part II, Item 4, Recent Sales of Unregistered Securities of PalWeb's Form 10-SB/A, Amendment No. 5, filed on July 20, 2000). The services paid for in this fashion have primarily included business transaction origination and brokerage services, accounting services unrelated to audits of PalWeb, legal services, and marketing and financing consulting services. PalWeb has been compelled to use both Common and Preferred stock to secure these services due to its limited sources of cash. The consideration was largely based on a negotiated number of shares in relation to the type of service and the nature of the restricted stock rather than specific dollar amounts. Accordingly, management determined that the most reasonable method of valuing the services is the stock value.

         For all periods presented, PalWeb's effective tax rate is 0%. PalWeb has generated net operating losses since inception that would normally reflect a tax benefit in the statement of operations and a deferred asset on the balance sheet. However, because of the current uncertainty as to PalWeb's ability to achieve profitability, a valuation reserve has been established that offsets the amount of any tax benefit available for each period presented in the consolidated statement of operations.

PROSPECTS FOR FUTURE

         Management anticipates that upon completion of all refinements to its prototype equipment operating losses will cease due to the sales revenue that will be generated. As of July 5, 2000, Management was trying to secure the financing necessary to complete the modifications to the machinery. Management does not have an exact date as to when such modifications will be completed.

         As stated above, the United States market for new pallets is, at minimum, approximately 400,000,000 annually. Management's initial sales projections of 4,000 pallets per month, or 48,000 pallets per year, is less than 1/100th of 1% of the total new pallet market, and it appears that the market trend is moving toward the use and purchase of plastic pallets. If PalWeb's sales projections are accurate, management estimates operating losses will cease if and when PalWeb completes the modifications to the machinery, as discussed above. It is anticipated that approximately 4% - 5% of annual gross revenues will be expended for product research, development and marketing.

NINE MONTH PERIOD ENDED FEBRUARY 29, 2000 COMPARED TO THE NINE MONTH PERIOD ENDED FEBRUARY 28, 1999

         General and administrative expenses for the nine months ended February 29, 2000 decreased $2,907,522 over February 28, 1999 primarily due to a lower cost of consulting services. Consulting costs were $1,596,000 for the nine months ended February 29, 2000, which is a decrease of $2,767,000 from the nine months ended February 28, 1999.

         Interest expense declined $61,338 from $199,287 for the nine months ended February 28, 1999 to $137,949 for the nine months ended February 29, 2000. The decrease is attributable to the reduction in notes payable. Management negotiated a settlement of certain delinquent notes payable in the prior period through foreclosure proceedings, cash payments or part cash, part Common Stock.

         Other income in the nine months ended February 28, 1999 was primarily rental income from leasing a portion of its plant facilities. The plant was sold to a related party in April 1999 and PalWeb leases back only that portion of the facility it utilizes. Because PalWeb holds an option expiring April 2002 to repurchase the property, the transaction was recorded as a financing arrangement wherein the plant remains an asset on the balance sheet until such time as the option expires without being exercised. The significant item in other income in the nine months ended February 29, 2000, is a gain on settlement of outstanding liabilities.

         Principally as a result of the above, PalWeb had a net loss of $2,245,228 for the nine months ended February 29, 2000 compared to $5,140,432 for the nine months ended February 28, 1999, a decrease of $2,895,204.

YEAR ENDED MAY 31, 1999 COMPARED TO THE YEAR ENDED MAY 31, 1998

         Salaries and benefits were $298,414 in 1999 compared to $448,176 in 1998, for a decrease of $149,762. The decrease is principally due to the termination of a marketing person who was employed during 1998. Other general and administrative expenses increased $4,801,226 from $660,383 in 1998 to $5,461,643 in 1999. This increase is primarily due to consulting costs which were $5,013,000 in 1999, including $4,100,000 paid to an affiliate of the Chairman and President, and $222,000 in 1998 for an increase of $4,791,000. Consulting costs were payments principally through the issuance of common stock to individuals to assist the company in attaining its goals of product development and the financing to achieve commercial production levels.

         Consulting costs in 1999 were incurred to address difficulties in connection with a contract to provide manufacturing equipment to a third-party customer due to the absence of available funding and other reasons. As a result, in January 1999, PalWeb and PPP entered into a consulting agreement with Paceco Financial Services, Inc. ("PFS"), an entity owned by Paul Kruger, in which PFS provided $189,000 in cash to PalWeb and agreed to provide comprehensive management assistance to PPP in exchange for the issuance of 41 million shares of PalWeb Common Stock. PalWeb recorded an expense of $4.1 million in connection with this transaction, which was equal to the estimated fair value of the shares issued at that time. The entire amount was expensed in 1999 as there was no contractual requirement as to term and PalWeb's need for services and financial support was immediate to continue its operations. This transaction was entered into between PFS and the former management of PalWeb and PPP and was an arms length negotiated transaction. This transaction was negotiated at a time when PalWeb was in serious financial difficulty. The services performed included strategic planning, marketing, general consulting and management services, including recovery of shares issued to other parties in transactions potentially detrimental to PalWeb.

         In 1998, the Company incurred a charge to operations to write down certain investments due to impairment for a total of $3,456,231. There was no corresponding charge in 1999.

         Interest expense increased $52,237 from $189,527 in 1998, to $241,764 in 1999. The increase is primarily due to the issuance of long-term notes payable for the acquisition of the plant and other real estate.

         Because of the above, the loss before discontinued operations and extraordinary gain increased $1,223,538 from a loss of $4,807,184 in 1998 to a loss of $6,030,725 in 1999.

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

         In December 1997, PalWeb acquired PPP in a reverse acquisition whereby the stockholders of PPP gained majority control of PalWeb through the exchange of stock. Under the terms of the reverse acquisition contract, the prior assets of PalWeb, primarily engaged in the business of energy services, were to be spun off to the previous stockholders of PalWeb. PPP was engaged in the development of plastic pallets and plastic injection molding systems and the primary interest in the acquisition was to acquire a shell corporation that was publicly held. However, the energy services were distributed to PalWeb's stockholders, by a distribution of the stock of the Union Group on a pro rata basis, on November 10, 1998. Because the operation of energy services was a different segment from the continuing operations of PalWeb/PPP, the operations of energy services is classified as discontinued operations. The loss for 1998 totaled $849,761 which, included estimated closing costs of $130,688.

         PalWeb was obligated on two promissory notes payable totaling $830,057 as of May 31, 1998. During 1999, PalWeb negotiated settlements on these debts through cash payments, issuance of Common Stock, and foreclosure resulting in a gain of $68,616. This gain is classified as an extraordinary gain.

         As a result of all of the foregoing, the net loss of $5,969,409 in 1999 was an increase of $312,464 over the net loss of $5,656,945 in 1998.

YEAR ENDED MAY 31, 1998 COMPARED TO THE PERIOD FROM INCEPTION (NOVEMBER 20,
1995) TO MAY 31, 1997

         Research and development expenses were $406,943 in 1997 and $0 in 1998. In 1997, PPP engaged a design engineer to design and oversee the development of an injection molding system process including molds to produce plastic pallets. This phase was complete as of May 31, 1997.

         Salaries and benefits in 1998 totaled $448,176, compared to $247,516 in 1997, an increase of $200,660. The increase was primarily attributable to the addition of a marketing person.

         Depreciation expense in 1998 was $157,656, compared to $96,871 in 1997, an increase of $60,785. The expense in 1997 generally reflects a one-half year's depreciation since it is the primary acquisition year.

         Other general and administrative expenses for 1998 and 1997 were $660,383 and $685,695, respectively. The net change was not significant.

         In 1998, PalWeb recognized impairment losses of $3,456,231. Management determined that the molds for the original pallet design were obsolete due to design deficiencies in the product and recognized an impairment charge of $184,982 to operations. In addition, a loss in the amount of $126,249 was recognized to write down a milling machine that was sold in June 1998 to net realizable value. PalWeb also recognized impairment in the amount of $3,145,000 on its investment in 20% of the issued and outstanding stock of Vimonta AG, a Swiss

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

corporation, that is a marketing logistics company. This adjustment was made after current management reviewed this acquisition and determined that Vimonta AG was a startup company with no material assets or tangible net worth. The original valuation of the stock of Vimonta AG, made by PalWeb's prior management at the time of the acquisition, was based on Vimonta's income potential, as perceived by the Board of Directors at that time.

         Primarily because of all of the foregoing factors, loss before discontinued operations increased $3,477,666, from $1,329,518 in 1997 to $4,807,184 in 1998.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     PALWEB CORPORATION

                                     By:  /s/ Paul A. Kruger
                                          -----------------------------------
                                          Paul A. Kruger
                                          Chairman of the Board and President










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